UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):    ☐ Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Roadrunner Transportation Systems, Inc.
Full Name of Registrant

Former Name if Applicable
1431 Opus Place, Suite 530
Address of Principal Executive Office (Street and Number)
Downers Grove, Illinois 60515
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Roadrunner Transportation Systems, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (the “Q1 2018 Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons described below.
On January 31, 2018, the Company announced that it had completed a restatement of previously reported financial results and that it had filed an amended Annual Report on Form 10-K/A for the year ended December 31, 2015, amended Quarterly Reports on Form 10-Q/A for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016, and an Annual Report on Form 10-K for the year ended December 31, 2016. On March 30, 2018, the Company filed its Quarterly Reports on Form 10-Q for the first three quarters of 2017. The Company is working to complete its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”) as well as the audit process for the 2017 Form 10-K. The Company expects to file the Q1 2018 Form 10-Q as soon as possible after it files the 2017 Form 10-K.
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Terence R. Rogers         (414)         615-1500
(Name)    (Area Code)    (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).                        ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                            ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Safe Harbor Statement
This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which relate to future events or performance. Forward-looking statements include, among others, statements regarding the anticipated filing of the Company’s future quarterly and annual reports. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on the Company’s current assumptions, expectations and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties and changes in circumstances that may cause the Company’s actual results, performance or achievements, to differ materially from those expressed or implied in any forward-looking statement. Such factors include, among others, risks related to the restatement of the Company’s previously issued financial statements, the remediation of the Company’s identified material weaknesses in its internal control over financial reporting, the litigation resulting from the restatement of the Company’s previously issued financial statements and the other risk factors contained in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. Because the risks, estimates, assumptions and uncertainties referred to the above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, the Company assumes no obligation and does not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Roadrunner Transportation Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date     May 14, 2018         By: /s/ Terence R. Rogers
Terence R. Rogers
Chief Financial Officer